NXT REPORTS Q1 2010 FINANCIAL AND OPERATIONAL RESULTS

Tuesday June 1, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA –NXT Energy Solutions Inc, (“NXT” or “the Company”) is pleased to announce its financial and operating results for the quarter ended March 31, 2010.  All selected and referenced financial information should be read in conjunction with the consolidated financial statements and management discussion and analysis as filed on SEDAR at www.sedar.com, on NXT’s website at www.nxtenergy.com  and on EDGAR at www.sec.gov/edgar.shtml

Despite the lack of SFD® survey revenue in Q1 2010 we believe recent events provide evidence that we are making progress towards our objective of becoming a respected service provider in Colombia.  With our growing stature we anticipate that we should see additional revenue contracts in the future from existing clients as well as expand our client base in Colombia and nearby countries.

Several indicators support our confidence in the future.

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Over the last 12 months we have earned over $4 million of revenue in Colombia.  The last revenue earned related to a U.S. $431,000 SFD® survey as announced on February 2, 2010.  We completed flight operations in Q1 2010 and the final report was delivered in early April.  In accordance with U.S. GAAP the revenue will be recognized in Q2 2010.  We believe that we can build on this success in our second year in Colombia.

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NXT’s existing clients represent a large market share in Colombia.  In aggregate they operate 43% of the land released for exploration in Colombia.

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In 2010 we are seeing positive responses to the many technical presentations delivered to industry professionals in Colombia, Canada and other international locations.  Our presentations, based upon requests from industry, now address more directly the underlying physical science related to SFD®.  This positive response to these presentations indicates a growing acceptance of the fundamental scientific principles of SFD.

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There now exists a body of SFD® survey data and reports prepared for Colombia that provide evidence on the effectiveness of SFD® as an exploration tool in frontier regions.  The evidence includes data integration projects where the staffs of both NXT and clients have collaborated to integrate SFD® data with other available geological and geophysical data including drilling results.  These projects demonstrate the correlation between SFD® recommendations and areas with reservoir potential.

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As a consequence of these SFD® survey activities in Colombia we now have a number of respected industry professionals within client organizations who are advocates for the SFD® technology.  These individuals now provide valuable industry references not only to other companies, but also to the Colombian regulatory body.

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This industry support was instrumental for the National Hydrocarbon Regulatory Agency ("ANH") of Colombia ruling on May 13, 2010 that SFD® surveys qualify as a work commitment for the upcoming 2010 Bid Round in Colombia.

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Our growing industry and regulatory recognition continues to support sales initiatives not just in Colombia but now also in Peru as well as other international locations.  Currently we have several companies where key decision makers have expressed interest in utilizing SFD® surveys to support their exploration programs.  The Company’s sales "hopper" is larger than ever experienced in prior years.

The impact of this growing industry stature on our 2010 revenue is not determinable at this time.  The conversion of a potential client’s interest into an SFD® contract is impacted by factors that we cannot directly control.  The timing of their actual requirement, availability of capital budgets, their negotiations with partners and often protracted inter-departmental decision making processes all may delay or indefinitely postpone the execution of an SFD® survey contract despite their genuine interest in and need for our services.

We are encouraged by the level of industry interest in our services and the number of quality survey programs we have been asked to quote on.  We believe we have entered into a new phase for our company.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain whether onshore or offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

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